Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2023

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2023, and December 31, 2022

(In thousands of Brazilian reais)

	Notes	September 30, 2023	December 31, 2022
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	822,008	1,093,082
Trade receivables	6	480,556	452,831
Inventories		4,501	12,190
Recoverable taxes		63,319	27,809
Other assets	8	51,991	51,745
Total current assets		1,422,375	1,637,657

Non-current assets
Trade receivables	6	43,593	42,568
Other assets	8	144,084	191,756
Investment in associate	9	53,284	53,907
Property and equipment	10	598,802	542,087
Right-of-use assets	12.2.2	770,036	690,073
Intangible assets	11	4,798,915	4,041,491
Total non-current assets		6,408,714	5,561,882

Total assets		7,831,089	7,199,539

Liabilities
Current liabilities
Trade payables		85,655	71,482
Loans and financing	12.2.1	186,903	145,202
Lease liabilities	12.2.2	36,705	32,459
Accounts payable to selling shareholders	12.2.3	382,500	261,711
Notes payable	12.2.4	50,469	62,176
Advances from customers		137,664	133,050
Labor and social obligations		255,235	154,518
Taxes payable		27,400	26,221
Income taxes payable		40,582	16,151
Other liabilities		3,411	2,719
Total current liabilities		1,206,524	905,689

Non-current liabilities
Loans and financing	12.2.1	1,721,396	1,737,699
Lease liabilities	12.2.2	833,024	737,066
Accounts payable to selling shareholders	12.2.3	268,568	266,967
Taxes payable		90,578	92,888
Provision for legal proceedings	21	134,068	195,854
Other liabilities		27,898	13,218
Total non-current liabilities		3,075,532	3,043,692
Total liabilities		4,282,056	3,949,381

Equity
Share capital	15	17	17
Additional paid-in capital		2,371,577	2,375,344
Share-based compensation reserve		143,620	123,538
Treasury stock		(310,003)	(304,947)
Retained earnings		1,293,149	1,004,886
Equity attributable to equity holders of the parent		3,498,360	3,198,838
Non-controlling interests		50,673	51,320
Total equity		3,549,033	3,250,158

Total liabilities and equity		7,831,089	7,199,539

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2023 and 2022

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	17	723,479	580,575	2,146,047	1,745,055
Cost of services	18	(288,234)	(216,691)	(820,136)	(622,663)
Gross profit		435,245	363,884	1,325,911	1,122,392

Selling, general and administrative expenses	18	(257,002)	(210,692)	(739,808)	(596,621)
Other income (expenses), net		12,043	(7,173)	10,365	(8,739)

Operating income		190,286	146,019	596,468	517,032

Finance income	19	34,771	29,202	86,259	76,618
Finance expenses	19	(115,306)	(91,933)	(353,572)	(256,873)
Finance result		(80,535)	(62,731)	(267,313)	(180,255)

Share of income of associate	9	615	3,819	7,671	10,260

Income before income taxes		110,366	87,107	336,826	347,037

Income taxes expenses	20	(12,146)	(6,697)	(33,296)	(25,612)

Net income		98,220	80,410	303,530	321,425

Other comprehensive income		-	-	-	-
Total comprehensive income		98,220	80,410	303,530	321,425

Income attributable to
Equity holders of the parent		93,347	75,760	288,263	306,875
Non-controlling interests		4,873	4,650	15,267	14,550
		98,220	80,410	303,530	321,425
Basic earnings per share
Per common share	16	1.04	0.84	3.21	3.39
Diluted earnings per share Per common share	16	1.03	0.84	3.18	3.38

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2023 and 2022

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income	-	-	-	-	306,875	306,875	14,550	321,425
Total comprehensive income	-	-	-	-	306,875	306,875	14,550	321,425
Treasury shares	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	-	-	-	20,414	-	20,414	-	20,414
Dividends declared	-	-	-	-	-	-	(15,726)	(15,726)
Balances at September 30, 2022 (unaudited)	17	2,375,344	(304,947)	114,515	938,192	3,123,121	50,693	3,173,814

Balances at December 31, 2022	17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income	-	-	-	-	288,263	288,263	15,267	303,530
Total comprehensive income	-	-	-	-	288,263	288,263	15,267	303,530
Treasury shares	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	-	-	-	20,082	-	20,082	-	20,082
Restricted shares transferred to executives	-	(2,571)	2,571	-	-	-	-	-
Treasury shares transferred to executives from exercise of stock options	-	(1,196)	4,742	-	-	3,546	-	3,546
Dividends declared	-	-	-	-	-	-	(15,914)	(15,914)
Balances at September 30, 2023 (unaudited)	17	2,371,577	(310,003)	143,620	1,293,149	3,498,360	50,673	3,549,033

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	September 30, 2023	September 30, 2022
Operating activities		(unaudited)	(unaudited)
Income before income taxes		336,826	347,037
Adjustments to reconcile income before income taxes
Depreciation and amortization	18	212,172	151,706
Write-off of property and equipment	10	1,209	683
Write-off of intangible assets	11	288	6
Provision for expected credit losses	6	57,160	29,441
Share-based compensation expense	18	20,082	20,414
Net foreign exchange differences	19	448	293
Accrued interest	19	224,349	147,839
Accrued lease interest	12.2.2, 19	74,867	63,458
Share of income of associate	9	(7,671)	(10,260)
Provision (reversal) for legal proceedings	21	(27,119)	8,531
Changes in assets and liabilities
Trade receivables		(52,169)	(60,167)
Inventories		7,828	(661)
Recoverable taxes		(34,921)	(16,931)
Other assets		35,960	5,858
Trade payables		1,920	1,398
Taxes payables		25,321	10,709
Advances from customers		(27,883)	(16,075)
Labor and social obligations		94,465	70,608
Other liabilities		(9,331)	(10,066)
		933,801	743,821
Income taxes paid		(37,599)	(27,940)

Net cash flows from operating activities		896,202	715,881

Investing activities
Acquisition of property and equipment	10	(88,014)	(116,641)
Acquisition of intangibles assets	11	(67,113)	(70,423)
Dividends received	9	8,294	2,837
Acquisition of subsidiaries, net of cash acquired		(726,530)	(225,452)
Payments of interest from acquisition of subsidiaries		(36,674)	(17,300)
Net cash flows used in investing activities		(910,037)	(426,979)

Financing activities
Payments of principal of loans and financing	12.5	(12,216)	(922)
Payments of interest of loans and financing	12.5	(124,468)	(68,053)
Proceeds from loans and financing	12.5	5,288	-
Payments of lease liabilities	12.2.2, 12.5	(100,658)	(84,509)
Treasury shares buy-back	15	(12,369)	(152,317)
Proceeds from exercise of stock options		3,546	-
Dividends paid to non-controlling shareholders	12.5	(15,914)	(15,726)
Net cash flows used in financing activities		(256,791)	(321,527)
Net foreign exchange differences		(448)	(293)
Net decrease in cash and cash equivalents		(271,074)	(32,918)
Cash and cash equivalents at the beginning of the period		1,093,082	748,562
Cash and cash equivalents at the end of the period		822,008	715,644

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), following Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medicine located in 19 Brazilian states forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

Acquisition in 2023

On January 2, 2023, Afya Participações S.A. (hereafter referred to as "Afya Brazil”) acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

During 2020, some of the Brazilian states issued decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by a majority of votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions were given by the Brazilian Federal Court of Justice.

For the nine-month period ended September 30, 2023, the Company has invoiced R$1,441 from previous periods, net of discounts granted due to COVID-19 (R$21,062 for the nine-month period ended September 30, 2022). The outstanding balances are not significant and are classified as current trade receivables and the income statement effects are classified in net revenue.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Conflicts Worldwide

During years of 2022 and 2023, local conflicts with potential large scale occurred, included Russia and Ukraine and the recent Israel and Hamas. Those conflicts trigger a number of IFRS accounting considerations affecting the financial statements.

The Company's operations are focused in Brazil and thus the business was not directly impacted by such conflict. However, the continuous development of such conflicts may impact entities other than those with direct interests in the involved countries, for instance, as a result of exposure to fluctuations in commodity prices and foreign exchange rates, which may impact inflation, as well as the possibility of economic sanctions against such countries.

As of the date of these interim financial statements, both conflicts mentioned above have not brought significant direct impact over Afya’s operations and results.

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

Statement of compliance

The unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the three-month and nine-month periods ended September 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

Measurement basis

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that has been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

Approval of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements as of September 30, 2023 and for three-month and the nine-month periods ended September 30, 2023 and 2022 were authorized for issuance by the Board of Directors on November 13, 2023.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2023, but do not have significant impacts on the interim condensed consolidated financial statements of the Company.

Definition of Accounting Estimates - Amendments to IAS 8. The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no material impact on these interim condensed consolidated financial statements.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1 paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: i) What is meant by a right to defer settlement; ii) That a right to defer must exist at the end of the reporting period; iii) That classification is unaffected by the likelihood that an entity will exercise its deferral right; iv) That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments had no material impact on these interim condensed consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments had no material impact on these interim condensed consolidated financial statements.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	September 30, 2023 (unaudited)	December 31, 2022
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”) **	Undergraduate degree programs	Montes Claros - MG	Subsidiary	-	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Nucleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP) ***	Outpatient care	Montes Claros - MG	Subsidiary	-	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo – SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda (“CardioPapers”)	Medical education content	Recife – PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri – SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”) *	Undergraduate degree programs	Maceió – AL	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combination during 2023.

** ESMC was merged with UnifipMoc in February 2023.

*** NASPP was merged with UnifipMoc in July 2023.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of September 30, 2023 and December 31, 2022, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2023 (unaudited)
Total assets	7,379,449	176,442	284,539	7,840,430	(9,341)	7,831,089
Current assets	1,242,524	81,022	108,170	1,431,716	(9,341)	1,422,375
Non-current assets	6,136,925	95,420	176,369	6,408,714	-	6,408,714

Total liabilities and equity	7,379,449	176,442	284,539	7,840,430	(9,341)	7,831,089
Current liabilities	959,423	80,842	175,600	1,215,865	(9,341)	1,206,524
Non-current liabilities	2,971,816	60,493	43,223	3,075,532	-	3,075,532
Equity	3,448,210	35,107	65,716	3,549,033	-	3,549,033

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2023 (unaudited)
Other disclosures
Investments in associate (*)	53,284	-	-	53,284	-	53,284
Capital expenditures (**)	98,535	11,270	45,322	155,127	-	155,127

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current assets	1,461,802	61,673	115,290	1,638,765	(1,108)	1,637,657
Non-current assets	5,314,027	87,581	160,274	5,561,882	-	5,561,882

Total liabilities and equity	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current liabilities	711,896	57,605	137,296	906,797	(1,108)	905,689
Non-current liabilities	2,938,960	63,990	40,742	3,043,692	-	3,043,692
Equity	3,124,973	27,659	97,526	3,250,158	-	3,250,158

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Other disclosures
Investments in associate (*)	53,907	-	-	53,907	-	53,907

As of September 30, 2022 (unaudited)
Capital expenditures (**)	187,791	5,637	44,940	238,368	-	238,368

(*) Investment in UEPC is included in non-current assets in the statement of financial position.

(**) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2023 and 2022:

	September 30, 2023 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,883,089	108,263	154,695	2,146,047	-	2,146,047
Inter-segment	-	-	9,341	9,341	(9,341)	-
Net revenue	1,883,089	108,263	164,036	2,155,388	(9,341)	2,146,047
Cost of services	(738,224)	(43,132)	(48,121)	(829,477)	9,341	(820,136)
Gross profit	1,144,865	65,131	115,915	1,325,911	-	1,325,911
General and administrative expenses						(739,808)
Other income, net						10,365
Operating income						596,468
Finance income						86,259
Finance expenses						(353,572)
Share of income of associate						7,671
Income before income taxes						336,826
Income taxes expenses						(33,296)
Net income						303,530

	September 30, 2022 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,538,037	75,568	131,450	1,745,055	-	1,745,055
Inter-segment	-	-	2,793	2,793	(2,793)	-
Net revenue	1,538,037	75,568	134,243	1,747,848	(2,793)	1,745,055
Cost of services	(546,493)	(42,887)	(36,076)	(625,456)	2,793	(622,663)
Gross profit	991,544	32,681	98,167	1,122,392	-	1,122,392
General and administrative expenses						(596,621)
Other expenses, net						(8,739)
Operating income						517,032
Finance income						76,618
Finance expenses						(256,873)
Share of income of associate						10,260
Income before income taxes						347,037
Income taxes expenses						(25,612)
Net income						321,425

Seasonality of operations

Undergrad’s tuition revenues are related to the enrollment process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the year. Continuing Education revenues are related to monthly intake and tuition fees and do not have a significant concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients’ period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	DelRey
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	24,980
Right-of-use assets	65,408
Intangible assets	728,777
870,001
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	32,497
Provision for legal proceedings	152
Other liabilities	4,188
123,032
Total identifiable net assets at fair value	746,969

Preliminary goodwill arising on acquisition	69,267
Purchase consideration transferred	816,236
Cash paid	575,000
Consideration to be transferred	234,000
Digital solutions *	7,236
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

* In connection with consideration acquisition of DelRey the Company is also required to offer digital solutions, specially from Medcel, Pebmed and Medical Harbour, through access (free-of-charge) to students of other medical schools held by the selling shareholders from 2023 to 2030. This purchase consideration was measured using assumptions such as numbers of approved medical seats, current digital solutions prices, inflation and present value discount rates. The balances of such consideration are classified in other liabilities on the statement of financial position.

(a) Acquisition of DelRey

On January 2, 2023, Afya Brazil acquired 100% of the share capital of DelRey. The original aggregate purchase price of R$832,236 was adjusted by R$16,000, in favor of the Company, to R$816,236 comprised by: i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of UNIT Sergipe and FITS Goiânia which are universities owned by the sellers and not part of the transaction. The fair value of this service was estimated at R$7,236 at date of acquisition. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco.

The acquisition of DelRey was accounted for under IFRS 3 – Business Combinations.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$12,332 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired are substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation of the identifiable assets acquired and liabilities assumed in the business combination of DelRey is preliminary and therefore items such as intangible assets and property and equipment, as well as fair value of the digital solutions consideration, may be adjusted when the valuations are finalized.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs and market value.

DelRey has contributed R$180,312 of net revenue and R$56,836 of income before income taxes to the Company in 2023.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	September 30, 2023	December 31, 2022
	(unaudited)
Cash and bank deposits	11,107	57,509
Cash equivalents	810,901	1,035,573
	822,008	1,093,082

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of September 30, 2023, the average interest on these investments are equivalent to 101.64% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2022 - 99.21%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$15,002 as of September 30, 2023 (December 31, 2022: R$24,447).

6	Trade receivables

	September 30, 2023	December 31, 2022
	(unaudited)
Tuition fees	417,353	356,074
Educational content (a)	36,839	50,913
FIES	72,606	62,325
Educational credits (b)	28,704	27,535
Mobile app subscription (c)	16,090	27,675
Others	15,387	14,923
	586,979	539,445
(-) Provision for expected credit losses	(62,830)	(44,046)
	524,149	495,399
Current	480,556	452,831
Non-current	43,593	42,568

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to the financing programs offered by our subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.

(c) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of September 30, 2023 and December 31, 2022, the aging of trade receivables was as follows:

	September 30, 2023	December 31, 2022
	(unaudited)
Neither past due nor impaired	308,328	261,025
Past due
1 to 30 days	77,778	56,280
31 to 90 days	97,791	90,734
91 to 180 days	42,014	80,522
More than 180 days	61,068	50,884
	586,979	539,445

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the provision for expected credit losses for the nine-month periods ended September 30, 2023 and 2022, was as follows:

	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Balances at the beginning of the period	(44,046)	(45,013)
Additions	(57,160)	(29,441)
Write-offs	38,376	29,260
Balances at the end of the period	(62,830)	(45,194)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2023	December 31, 2022
	(unaudited)
Assets
Trade receivables (a)	724	917
Other assets (b)	285	1,975
	1,009	2,892
Current	1,009	2,892

Liabilities
Accounts payable to selling shareholders (c)	33,696	30,653
	33,696	30,653
Current	33,696	30,653

	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Other income
UEPC (a)	393	477
	393	477
Leases
RVL Esteves Gestão Imobiliária S.A.	17,285	13,367
UNIVAÇO Patrimonial Ltda.	2,683	2,517
IESVAP Patrimonial Ltda.	3,872	3,633
	23,840	19,517

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Refers to amounts incurred of cost sharing to be reimbursed by Bertelsmann SE& Co. KGaA.;

(c) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. The remaining balance of the last installment is due in November 2023, adjusted by the CDI rate.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Short-term employee benefits	10,363	10,478
Share-based compensation plans	13,658	8,279
	24,021	18,757

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b).

8	Other assets

	September 30, 2023	December 31, 2022
	(unaudited)
Indemnification assets (a)	110,378	145,300
Advances	25,049	30,626
Judicial deposits	14,838	12,693
Prepaid expenses	20,314	18,441
Selling shareholders receivables	1,641	6,052
Other FIES receivables	11,979	26,440
Other assets	11,876	3,949
Total	196,075	243,501

Current	51,991	51,745
Non-current	144,084	191,756

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions. As disclosed in Note 22.b) Unigranrio has entered into a tax amnesty program for settling a tax proceeding, which resulted in the write-off of R$20,000 of indemnification assets.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	September 30, 2023	December 31, 2022
	(unaudited)
Current assets	40,310	32,651
Non-current assets	115,275	122,378
Current liabilities	(30,940)	(22,840)
Non-current liabilities	(90,975)	(96,442)
Equity	33,670	35,747
Company’s share in equity – 30%	10,101	10,724
Goodwill	43,183	43,183
Carrying amount of the investment	53,284	53,907

	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Net revenue	111,730	104,620
Cost of services	(46,081)	(42,296)
General and administrative expenses	(34,840)	(24,080)
Finance result	(4,272)	(2,909)
Income before income taxes	26,537	35,335
Income taxes expenses	(967)	(1,134)
Net income for the period	25,570	34,201
Company’s share of income for the period	7,671	10,260

	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Opening balance	53,907	48,477
Dividends received	(8,294)	(2,837)
Share of income	7,671	10,260
Closing balance	53,284	55,900

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of January 1, 2022	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	526	17,390	-	968	21,263	10,225	4,338	2,827	59,104	116,641
Business combinations	-	45	-	-	-	35	-	-	-	80
Write-off	-	(2,127)	-	(775)	(935)	(873)	-	2	(75)	(4,783)
Transfer and Reclassification	38,881	(1,786)	-	(449)	(9,191)	7,505	2,836	(32,153)	(4,826)	817
As of September 30, 2022 (unaudited)	91,840	90,893	18,852	1,211	80,971	70,076	37,246	123,652	85,989	600,730

As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	95	17,656	-	407	14,033	17,121	850	46	37,806	88,014
Business combination	-	7,729	-	-	4,384	734	1,328	10,741	65	24,981
Write-off	241	(4,430)	-	(475)	(3,002)	(3,346)	(7,788)	(165)	(7)	(18,972)
Transfer	408	2,371	-	-	23	78	-	75,415	(78,295)	-
As of September 30, 2023 (unaudited)	92,601	123,716	18,852	985	106,150	83,180	31,752	231,883	46,257	735,376

Depreciation
As of January 1, 2022	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(3,056)	(8,384)	-	(204)	(4,959)	(7,789)	(2,356)	(6,289)	-	(33,037)
Write-off	-	1,829	-	644	737	892	-	(2)	-	4,100
Transfer and Reclassification	-	(124)	-	1	10,047	(3,311)	(6,102)	(511)	-	-
As of September 30, 2022 (unaudited)	(4,729)	(23,070)	-	221	(6,671)	(25,130)	(22,058)	(15,667)	-	(97,104)

As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(2,867)	(11,278)	-	(247)	(9,348)	(9,375)	(2,570)	(19,386)	-	(55,071)
Write-off	(121)	4,138	-	241	2,573	3,252	7,601	79	-	17,763
As of September 30, 2023 (unaudited)	(8,739)	(27,770)	-	282	(17,124)	(27,960)	(17,857)	(37,406)	-	(136,574)

Net book value
As of September 30, 2023 (unaudited)	83,862	95,946	18,852	1,267	89,026	55,220	13,895	194,477	46,257	598,802
As of December 31, 2022	86,106	79,760	18,852	1,341	80,363	46,756	14,474	127,747	86,688	542,087

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the nine-month period ended September 30, 2023.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2022	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (i) (ii)	39,100	24,408	-	90	1,093	7,214	23,952	8,854	17,011	-	121,722
Remeasurement (iii)	(8,637)	-	-	-	-	-	-	-	-	-	(8,637)
Transfer and Reclassification	-	-	(2,472)	530	10,184	29,505	17,954	(35,498)	(21,020)	-	(817)
Business combinations	46,735	-	46,793	3,829	33	2,627	5,520	-	-	1,055	106,592
As of September 30, 2022 (unaudited)	1,261,534	2,189,814	177,690	435,726	33,069	56,651	81,823	49,800	24,838	1,055	4,312,000

As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	665	6,159	27,868	14,887	17,534	-	67,113
Write-off	-	-	-	-	(2,235)	-	-	(893)	(50)	-	(3,178)
Remeasurement (iv)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer and Reclassification	-	-	-	-	13,062	4,785	16	(3,058)	(14,805)	-	-
Business combination (v)	69,267	586,264	-	142,451	62	-	-	-	-	-	798,044
As of September 30, 2023 (unaudited)	1,328,868	2,776,078	182,060	578,267	54,854	80,533	118,633	66,633	17,413	1,055	5,204,394

Amortization
As of January 1, 2022	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(4,630)	(50,238)	(3,310)	(7,173)	(6,959)	(4,787)	-	(53)	(77,150)
As of September 30, 2022 (unaudited)	-	-	(13,159)	(192,508)	(16,009)	(23,845)	(7,616)	(16,265)	-	(53)	(269,455)

As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(6,111)	(67,619)	(6,306)	(11,138)	(14,183)	(4,565)	-	(79)	(110,001)
Write-off	-	-	-	-	1,997	-	-	893	-	-	2,890
As of September 30, 2023 (unaudited)	-	-	(21,066)	(279,982)	(21,586)	(37,700)	(24,276)	(20,711)	-	(158)	(405,479)

Net book value
As of September 30, 2023 (unaudited)	1,328,868	2,776,078	160,994	298,285	33,268	42,833	94,357	45,922	17,413	897	4,798,915
As of December 31, 2022	1,257,045	2,189,814	167,105	223,453	26,023	43,027	80,656	38,658	14,734	976	4,041,491

(i) Licenses with indefinite useful life: On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the State of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.

(ii) Goodwill: During the measurement period, the preliminary goodwill for the acquisition of Unigranrio was adjusted by R$39,100 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies and judicial deposits to be reimbursed by selling shareholders.

(iii) Goodwill: During the measurement period, R$8,637 of goodwill arising from the acquisition of RX PRO was reduced, in connection with management’s view of remote likelihood of RX PRO achieving the revenue goals estimated at the terms of the earn-out.

(iv) Goodwill: During the measurement period, results of operation such as net revenue differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic. Contingent consideration has been remeasured by R$4,773, R$5,082 and R$(7,299), respectively, totaling R$2,556 for the period ended September 30, 2023.

(v) Business combination: On January 2, 2023, Afya Brazil acquired DelRey, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. See Note 4.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the nine-month period ended September 30, 2023.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets with definite lives

For the nine-month period ended September 30, 2023, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	September 30, 2023	December 31, 2022
At amortized cost	(unaudited)
Trade receivables	524,149	495,399
Total	524,149	495,399
Current	480,556	452,831
Non-current	43,593	42,568

12.2	Financial liabilities

Financial liabilities	September 30, 2023	December 31, 2022
At amortized cost	(unaudited)
Trade payables	85,655	71,482
Loans and financing	1,908,299	1,882,901
Lease liabilities	869,729	769,525
Accounts payable to selling shareholders	651,068	528,678
Notes payable	50,469	62,176
Total	3,565,220	3,314,762
Current	742,232	573,030
Non-current	2,822,988	2,741,732

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	September 30, 2023	December 31, 2022
				(unaudited)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	537,095	518,134
FINEP (a)	Brazilian real	TJLP p.y.	2027	11,939	8,418
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	20,722	32,252
Softbank	Brazilian real	6.5% p.y.	2026	826,106	824,258
Debentures	Brazilian real	CDI + 1.80 p.y.	2028	512,437	499,839
				1,908,299	1,882,901
Current				186,903	145,202
Non-current				1,721,396	1,737,699

On March 3, 2023 and June 12, 2023, the Company received a new tranche from FINEP, totaling R$5,288. The terms and conditions are the same as the previous tranches disclosed in the annual financial statements for the year ended December 31, 2022.

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of September 30, 2023 and December 31, 2022 and the movements during the nine-month periods ended September 30, 2023 and 2022, are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2022	663,686	714,085
Additions	41,693	41,693
Remeasurement	67,747	67,747
Depreciation expense	(41,519)	-
Interest expense	-	63,458
Payments of lease liabilities	-	(84,509)
Write-off	(19,539)	(20,250)
As of September 30, 2022 (unaudited)	712,068	782,224

As of January 1, 2023	690,073	769,525
Additions	7,328	7,328
Remeasurement	56,766	56,766
Business combinations	65,408	65,408
Depreciation expense	(47,106)	-
Interest expense	-	74,867
Payments of lease liabilities	-	(100,658)
Write-off	(2,433)	(3,507)
As of September 30, 2023 (unaudited)	770,036	869,729

As of December 31, 2022
Current	-	32,459
Non-current	690,073	737,066
As of September 30, 2023 (unaudited)
Current	-	36,705
Non-current	770,036	833,024

The Company recognized lease expense from short-term leases and low-value assets of R$7,688 for the nine-month period ended September 30, 2023 (R$9,012 for the nine-month period ended September 30, 2022).

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3	Accounts payable to selling shareholders

	September 30, 2023	December 31, 2022
	(unaudited)
Acquisition of IPEMED	12,452	22,654
Acquisition of UniRedentor	26,406	72,064
Acquisition of UniSãoLucas	14,648	37,301
Acquisition of FCMPB	122,849	111,755
Acquisition of Medical Harbour	1,236	4,053
Acquisition of Shosp	454	2,206
Acquisition of Unigranrio	153,382	216,716
Acquisition of RX PRO	1,948	1,781
Acquisition of Garanhuns	33,696	30,653
Acquisition of Além da Medicina	17,889	11,996
Acquisition of CardioPapers	13,858	7,979
Acquisition of Glic	2,841	9,520
Acquisition of DelRey (a)	249,409	-
	651,068	528,678
Current	382,500	261,711
Non-current	268,568	266,967

	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Opening balance	528,678	679,826
Payments and deductions (c)	(148,535)	(161,275)
Payments of interest (d)	(33,503)	(15,173)
Additions (a)	234,000	52,330
Interest	67,872	51,296
Remeasurement (b)	2,556	(8,637)
Closing balance	651,068	598,367

(a)     On January 2, 2023, Afya Brazil acquired 100% of DelRey. The aggregate purchase price is R$809,000 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 (which includes R$16,000 purchase consideration adjustment, in favor of the Company) is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate.

(b)     During the measurement period, management’s expectation has been reviewed based on performance for net revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and R$(7,299), respectively, totaling R$2,556 for the period ended September 30, 2023. These are measured by the Company at the present value.

(c)     On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter, which were deducted from the accounts payable to selling shareholders. See Note 21.

(d)     Payment of interest from acquisition of subsidiaries has been included on the investing activities of the statements of cash flows.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of September 30, 2023, the notes payable of R$50,469 has a final maturity in December 2023 and is adjusted by 100% of IPCA-E (Brazilian inflation rate).

Set out below are the carrying amount of notes payable and the movements during the nine-month periods:

Notes payable
As of January 1, 2022	72,726
Payments (*)	(9,000)
Payments of interest (**)	(2,127)
Monetary indexation	4,149
As of September 30, 2022 (unaudited)	65,748

As of January 1, 2023	62,176
Payments (*)	(10,799)
Payments of interest (**)	(3,171)
Monetary indexation	2,263
As of September 30, 2023 (unaudited)	50,469

As of December 31, 2022
Current liabilities	62,176
Non-current liabilities	-

As of September 30, 2023 (unaudited)
Current liabilities	50,469
Non-current liabilities	-

(*) The amounts have been included on the investing activities of the statements of cash flow.

(**) The amount has been included in the payment of interest on the investing activities of the statements of cash flow.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2023		December 31, 2022
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	43,593	43,593	42,568	42,568
Total	43,593	43,593	42,568	42,568

Financial liabilities
Loans and financing	1,908,299	1,899,523	1,882,901	1,934,295
Lease liabilities	869,729	869,729	769,525	769,525
Accounts payable to selling shareholders	651,068	651,068	528,678	528,678
Notes payable	50,469	50,469	62,176	62,176
Total	3,479,565	3,470,789	3,243,280	3,294,674

The Company assessed that the fair values of current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the periods ended September 30, 2023 and 2022.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at September 30, 2023 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of September 30, 2023.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest and inflation rates on cash equivalents, debentures, loans and financing, accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest and inflation rates, as follows:

	September 30, 2023	Index – % per year	Base rate

Cash equivalents	795,899	101.64% of CDI	102,331
Loans and financing	(512,437)	CDI + 1.80%	(74,047)
Loans and financing	(537,095)	CDI + 1.90%	(78,147)
Loans and financing	(20,722)	CDI + 1.75%	(2,983)
Accounts payable to selling shareholders	(368,871)	CDI	(46,662)
			(99,508)

Loans and financing	(11,939)	TJLP	(835)

Accounts payable to selling shareholders	(256,409)	SELIC	(31,800)

Notes payable	(50,469)	IPCA	(2,619)

		Increase in basis points
		+75	+150
Net effect on profit before tax		(7,163)	(14,326)

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$15,002 as of September 30, 2023 (December 31, 2022: R$24,447).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.0070 to U.S. dollar 1.00) as of September 30, 2023, with all other variables held constant.

	Exposure	+10%	-10%
As of September 30, 2023
Cash equivalents	15,002	1,500	(1,500)

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on September 30, 2023 and December 31, 2022 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2023 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	85,855	-	-	-	85,855
Loans and financing	313,314	1,538,663	574,165	-	2,426,142
Lease liabilities	138,016	267,133	252,533	1,272,621	1,930,303
Accounts payable to selling shareholders	404,703	326,899	-	-	731,602
Notes payable	50,646	-	-	-	50,646
Advances from customers	137,664	-	-	-	137,664
	1,130,198	2,132,695	826,698	1,272,621	5,362,212

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	71,482	-	-	-	71,482
Loans and financing	287,741	788,190	1,237,599	-	2,313,530
Lease liabilities	117,506	234,688	219,127	1,139,771	1,711,092
Accounts payable to selling shareholders	282,481	339,281	-	-	621,762
Notes payable	62,176	-	-	-	62,176
Advances from customers	133,050	-	-	-	133,050
	954,436	1,362,159	1,456,726	1,139,771	4,913,092

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2023	Payments	Additions	Interest	Business combinations	Other	September 30, 2023
							(unaudited)
Loans and financing (*)	1,882,901	(136,684)	5,288	154,180	-	2,614	1,908,299
Lease liabilities	769,525	(100,658)	64,094	74,867	65,408	(3,507)	869,729
Dividends payable	-	(15,914)	15,914	-	-	-	-
Total	2,652,426	(253,256)	85,296	229,047	65,408	(893)	2,778,028

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	September 30, 2022
							(unaudited)
Loans and financing (*)	1,374,876	(68,975)	-	92,394	-	1,429	1,399,724
Lease liabilities	714,085	(84,509)	109,440	63,458	-	(20,250)	782,224
Dividends payable	-	(15,726)	15,726	-	-	-	-
Total	2,088,961	(169,210)	125,166	155,852	-	(18,821)	2,181,948

(*) Payment of interest of loan and financing has been included on the financing activities of the statements of cash flow.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2023 compared to those adopted by the Company in its annual consolidated financial statements.

14	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$14,307 and R$18,571 in the nine-month periods ended September 30, 2023 and 2022, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the strike price, as approved, on July 29, 2020 and July 8, 2022, resulting in the strike price still to be vested, at the later date, having their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The average incremental fair value, as result of the modification occurred on July 8, 2022, was R$3.84 Brazilian Reais per option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$76	R$85 – R$126
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	42% - 69%
Risk-free interest rate (%)	13% - 15%	5% - 13%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$48	R$80 – R$145
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On July 31, 2023, the People and ESG Committee approved a further change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with strike price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs) with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remains the same as the original plan, resulting in a weighted average conversion ratio of 0.12 RSUs per stock option. As result, the exchange from stock options to RSUs was deemed as a replacement award and thus assessed as a modification by the Company and accounted in accordance with IFRS 2, since the beneficiaries will have a 'value for value’ benefit of settling its award for no cash consideration.

The key inputs to the model used to determine the total fair value of the stock options for conversion to RSUs are as follows:

Original plan
Strike price at the measurement date	R$71 – R$126
Dividend yield (%)	0.0%
Expected volatility (%)	37% - 76%
Risk-free interest rate (%)	2% - 15%
Expected life of stock options (years)	1 – 5
Share price at the measurement date	R$48 – R$145
Model used	Binomial
Weighted average conversion rate (RSUs/Stock options)	0.12

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Moreover, the People and ESG Committee also approved, on July 31, 2023, a modification in the index rate to the strike prices of its granted stock options. The result is that strike prices are now adjusted by the Brazilian inflation rate (IPCA) instead of the CDI rate. These changes were accounted as modifications in accordance with IFRS 2. The average incremental fair value, as result of the modification occurred on such date, was R$ 2.14 Brazilian Reais per stock option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$59	R$52
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	45% - 54%	48% - 59%
Risk-free interest rate (%)	10% - 12%	13% - 15%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$75	R$48
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On February 13, 2023, April 17, 2023 and August 1, 2023, the Company granted 15,000, 30,000 and 153,000, respectively, additional stock options:

	February 2023	April 2023	August 2023
Strike price at the measurement date	R$56	R$57	R$59
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	46% - 56%	48% - 55%	47% - 56%
Risk-free interest rate (%)	13%	11% - 13%	10% - 12%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 70.69	R$ 62.51	R$ 76.45
Model used	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 29.54	R$ 32.04	R$ 37.04

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2023	2022
Outstanding at January 1	79.47	3,729,287	3,086,728
Granted	58.89	198,000	1,234,919
Exercised	59.27	(59,826)	-
Stock options exchanged to RSUs	-	(1,751,599)	-
Forfeited	80.55	(333,111)	(361,749)
Expired	76.40	(244,282)	(203,611)
Outstanding at September 30	63.25	1,538,469	3,756,287
Exercisable		406,449	1,137,774

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the nine-month period ended September 30, 2023 was R$13,522 (September 30, 2022: R$18,503).

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting.

The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

In July 2022 and September 2022, 442,546 and 4,678 RSUs were granted, respectively, to Afya’s executives, with vesting periods from May 2023 to May 2026. Fair values at grant date were R$48.24 and R$72.59, respectively. On February 2, 2023 and April 17, 2023, 8,000 and 16,000 RSUs were granted to Afya’s executives, respectively, with vesting periods from May 2024 to May 2027. Fair value at grant date was R$70.69 and R$62.51, respectively.

As described above, on July 31, 2023, the holders of stock options granted before July 11, 2022 were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs).

The following table illustrates the number and movements in RSUs during the period:

Number of RSUs	2023	2022

Outstanding at January 1	447,224	-
Granted	177,490	447,224
Stock options exchanged to RSUs	215,797	-
Exercised	(44,725)	-
Forfeited	(21,894)	-
Outstanding at September 30	773,892	447,224

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total RSU expense recognized in general and administrative expenses in the statement of income for the nine-month period ended September 30, 2023 amount R$6,560 (September 30, 2022: R$1,911). Social charges amount R$3,301 on social obligations liabilities as of September 30, 2023 (September 30, 2022: R$907).

15	Equity

a) Share capital

As of September 30, 2023 and December 31, 2022, the Company’s share capital was R$ 17 represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares.

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Dividends

In the nine-month period ended September 30, 2023, CCSI and IESVAP approved the payment of interim dividends of R$53,291, which R$37,377 was distributed to the Company and R$15,914 to non-controlling shareholders.

c) Share repurchase program

On January 27, 2022, the Company’s board of directors approved the third share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this program. The Company repurchased R$152,317 in the nine-month period ended September 30, 2022, regarding this program.

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The Company repurchased R$12,369 in the nine-month period ended September 30, 2023, regarding this program.

The following table illustrates the number and movements in treasury shares during the nine-month periods ended September 30, 2023 and 2022:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	2,131,358	71.40
Outstanding at September 30, 2022	3,786,285	80.54

Outstanding at January 1, 2023	3,786,285	80.54
Repurchased	216,339	57.17
Delivered under share-based compensation plans	(92,255)	79.28
Outstanding at September 30, 2023	3,910,369	79.28

16	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive as of September 30, 2023 and 2022 and are not included on diluted earnings per share.

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Numerator	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to equity holders of the parent	93,347	75,760	288,263	306,875
Denominator
Weighted average number of outstanding shares	89,752,636	89,936,546	89,831,865	90,469,327
Effects of dilution from stock options and restricted share units	937,240	562,376	676,409	200,468
Weighted average number of outstanding shares adjusted for the effect of dilution	90,689,876	90,498,922	90,508,274	90,669,795

Basic earnings per share (R$)	1.04	0.84	3.21	3.39
Diluted earnings per share (R$)	1.03	0.84	3.18	3.38

17	Net revenue

	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	890,562	718,820	2,619,698	2,119,751
Other	59,045	53,863	186,137	152,556
Deductions
Discounts and scholarship	(63,136)	(66,755)	(175,203)	(174,340)
Early payment discounts	(44,761)	(21,968)	(144,761)	(62,888)
Returns and cancellations	(8,173)	(18,358)	(21,444)	(43,567)
Taxes	(36,301)	(27,983)	(106,857)	(78,463)
PROUNI	(73,757)	(57,044)	(211,523)	(167,994)
Net revenue from contracts with customers	723,479	580,575	2,146,047	1,745,055
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	715,456	568,448	2,108,636	1,699,104
Other - Transferred at a point in time	8,023	12,127	37,411	45,951

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for nine-month periods ended September 30, 2023 and 2022. Recently acquired DelRey is presented in the undergrad segment.

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	September 30, 2023
					(unaudited)
Types of services or goods	1,883,089	108,263	164,036	(9,341)	2,146,047
Tuition fees	1,869,963	107,994	-	-	1,977,957
Other	13,126	269	164,036	(9,341)	168,090

Timing of revenue recognition	1,883,089	108,263	164,036	(9,341)	2,146,047
Transferred over time	1,869,963	108,263	139,751	(9,341)	2,108,636
Transferred at a point in time	13,126	-	24,285	-	37,411

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	September 30, 2022
					(unaudited)
Types of services or goods	1,538,037	75,568	134,243	(2,793)	1,745,055
Tuition fees	1,527,261	75,568	-	-	1,602,829
Other	10,776	-	134,243	(2,793)	142,226

Timing of revenue recognition	1,538,037	75,568	134,243	(2,793)	1,745,055
Transferred over time	1,527,261	75,568	96,275	-	1,699,104
Transferred at a point in time	10,776	-	37,968	(2,793)	45,951

Revenues from digital services segment are classified as other type of revenues and a part of it is recognized as transferred over time and another part at point in time (specially books and E-Books, Cliquefarma – website for tracking prescription drugs and RX PRO).

18	Expenses and costs by nature

	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of services	(288,234)	(216,691)	(820,136)	(622,663)
General and administrative expenses	(257,002)	(210,692)	(739,808)	(596,621)
Total	(545,236)	(427,383)	(1,559,944)	(1,219,284)

Payroll	(283,507)	(238,008)	(813,423)	(657,205)
Depreciation and amortization	(73,908)	(52,617)	(212,172)	(151,706)
Maintenance	(28,776)	(20,013)	(77,398)	(55,646)
Hospital and medical agreements	(21,115)	(15,791)	(62,561)	(45,922)
Provision for expected credit losses	(18,074)	1,082	(57,160)	(29,441)
Consulting fees	(19,640)	(10,115)	(52,128)	(24,984)
Pedagogical services	(14,071)	(12,197)	(46,065)	(35,086)
Sales and marketing	(15,279)	(12,200)	(44,668)	(36,704)
Share-based compensation	(6,684)	(8,833)	(20,082)	(20,414)
Utilities	(4,689)	(3,855)	(14,465)	(13,254)
Travel expenses	(4,011)	(3,259)	(10,805)	(9,880)
Tax expenses	(4,543)	(3,963)	(9,435)	(8,036)
Lease expenses	(3,044)	(3,906)	(7,688)	(9,012)
Other	(47,895)	(43,708)	(131,894)	(121,994)
Total	(545,236)	(427,383)	(1,559,944)	(1,219,284)

F-34

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Finance result
	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	22,754	19,185	57,698	48,888
Interest received	10,619	9,400	25,760	21,979
Foreign exchange gain, net	91	27	-	-
Other	1,307	590	2,801	5,751
Finance income	34,771	29,202	86,259	76,618

Interest expense	(71,945)	(52,680)	(224,349)	(147,839)
Interest expense on lease liabilities	(25,834)	(22,066)	(74,867)	(63,458)
Financial discounts granted	(8,246)	(7,965)	(22,124)	(19,761)
Bank fees	(1,663)	(2,179)	(5,194)	(6,610)
Foreign exchange loss, net	-	-	(448)	(293)
IOF taxes (taxes on financial transactions)	(620)	(197)	(2,131)	(605)
Other	(6,998)	(6,846)	(24,459)	(18,307)
Finance expenses	(115,306)	(91,933)	(353,572)	(256,873)

Finance result	(80,535)	(62,731)	(267,313)	(180,255)

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine-month periods ended September 30, 2023 and 2022:

	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	110,366	87,107	336,826	347,037
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(37,524)	(29,616)	(114,521)	(117,992)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(7,725)	(8,773)	(23,243)	(24,030)
PROUNI - Fiscal Incentive (a)	72,530	65,835	240,211	210,799
Unrecognized deferred tax assets	(34,314)	(29,103)	(125,555)	(86,759)
Presumed profit income tax regime effect (b)	(2,017)	(1,114)	(5,434)	(1,435)
Permanent adjustments	(2,795)	(3,614)	(8,173)	(8,372)
Other	(301)	(312)	3,419	2,177
Income taxes expense – current	(12,146)	(6,697)	(33,296)	(25,612)
Effective rate	11.0%	7.7%	9.9%	7.4%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution upon compliance with certain requirements required by said Law.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-35

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of September 30, 2023, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,123,071 (tax-basis) (R$778,080 tax-basis) as of December 31, 2022 which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets.

21	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes (i)	Total

Balances as of January 1, 2022	25,490	22,928	99,869	148,287
Additions	937	6,353	57,452	64,742
Reversals	(3,785)	(2,457)	(1,636)	(7,878)
Balances as of September 30, 2022 (unaudited)	22,642	26,824	155,685	205,151

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,948	4,034	6,838	14,820
Reversals (ii)	(536)	(7,630)	(68,592)	(76,758)
Balances as of September 30, 2023 (unaudited)	25,960	21,156	86,952	134,068

(i) During the nine-month period ended September 30, 2022, R$48,333 of tax contingencies from Unigranrio were recorded with a corresponding increase of goodwill (see Note 11) and indemnification assets.

(ii) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidates statement of income and comprehensive income.

F-36

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2023	December 31, 2022
	(unaudited)
Labor	32,583	13,914
Civil	51,263	59,603
Taxes and social security	7,417	4,931
Total	91,263	78,448

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$14,838 as of September 30, 2023 (December 31, 2022: R$ 12,693).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any litigation (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$110,378 (December 31, 2022: R$ 145,300) is presented in non-current other assets.

22	Non-cash transactions

During the nine-month periods ended September 30, 2023 and 2022, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were (i) additions and remeasurements of right-of-use assets and lease liabilities; and (ii) non-cash consideration on business combinations (Note 4).

F-37

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

23	Subsequent events

Acquisition of additional interest of CCSI

On October 31, 2023, Afya Brazil acquired an additional 15% of CCSI, increasing the position of ownership to 75% of the total share capital.

The aggregate purchase price for the additional 15% was R$21,000, 100% in cash on the date of the closing. The carrying value of the net assets as of September 30, 2023 was R$12,409 and the excess of consideration paid over the carrying value as of October 31, 2023 will be recognized in retained earnings in the equity attributable to equity holders of the parent.

Share-based compensation

In October 2023, 37,000 additional stock options were granted, with an exercise price of R$59.47 (in Brazilian Reais). These stock options will vest in five annual tranches.

Also, in October 2023 56,000 RSUs were granted to some executives and will vest in four annual tranches.

***

F-38